

# INVESTOR PRESENTATION

Clear
Protocol

Clear
Protocol

## ClearProtocol®

Validate clinical procedures hands-free with Clear Protocol® SaaS

Covered under US Utility Patents 10,318,928 B1 (2019), and 11,341,460 B2 (2022).

# The Problem

- A clinician's purpose is to deliver healthcare, more specifically, to carry out clinical procedures without omissions consistently, regardless of interruptions, fatigue, etc.

- There is an information bottleneck that impacts all of healthcare. Clinicians have to enter and request information inefficiently.

- On a typical day, a physician spends nearly two hours on documentation for every one hour seeing patients. (Sinsky et al., 2016)

- Nearly a third of physicians said they spend 20 hours or more a week on paperwork and administrative tasks. (AMA, 2018)

**ClearProtocol**®

# The Results of the Bottleneck



Constant Information Exchange

New Treatments

New Devices

New Drugs

Complex Treatments

Co-morbidities

Clinicians Have to Enter & Request Information *Inefficiently*

Inefficiency

Clinician Fatigue

Errors

Harm to Patient

Longer Hospital Stays

High Costs

# The Solution

- Clear Protocol® is assistive technology, purpose-made to validate clinical procedures, contemporaneously, hands-free.

- It also allows clinicians dynamic, two-way communication with the EHR to retrieve and log patient information.

- Clear Protocol® is not another transcriber method. It allows for both validation and documentation at the same time information is received.

**Clear**Protocol®

# Advantages

- Saves doctors and nurses valuable time

- Promotes patient safety
  - Following guidelines with Clear Protocol® can help prevent medication errors. These errors "… injure approximately 1.3 million…" annually in U.S. (WHO 2017)

- Reduces malpractice liability

**Clear**Protocol®

# Benefits

- Clear Protocol® is a secure and HIPAA compliant clinical software.

- Clear Protocol® runs on a wide variety of platforms and includes voice dictation.

- Compatible with most hardware and operating systems (Windows, MacOS, iOS, Android, etc.)

**ClearProtocol**®

# Business Opportunity

- B2B Recurring Revenue - In a Stable Industry.

- Efficient Use of Capital - Scalable SaaS.

- Patent Protection.

- Every caregiver in every hospital, clinic, and private practice is a potential user of the Clear Protocol® system.

**Clear**Protocol®

# Intellectual Property



Two Issued
US Utility Patents:
10,318,928 B1 (2019),
11,341,460 B2 (2022)



"Clear Protocol"
trademarked; name
usable in any
industry



clearprotocol.com,
and ".ai" Domains



Software
copyrighted



Trade secrets
maintained

**ClearProtocol**®

# Total Market

# Addressable Market



**4.4 Million Doctors [1] and Nurses[2]**

**20% Administrative or Other Non-users**

**X $300/user $1.3B total market**

**80%**

**3.6 Million Users**

**$1B**

1. Federation of State Medical Boards Census… "There are 1,018,776… physicians in the U.S." (YOUNG 2020)
2. U.S. Bureau of Labor Statistics, "Registered Nurses… 2021, 3,130,600; [other nurses] 300,000" (BLS.GOV 2023)

**ClearProtocol**®

# Annual Revenue and User Projection

Subscription recurring revenue only. One-time exchanges such as hardware, installation, and training not included.



# Market Validation Survey

- Surveyed nearly 200 doctors from 17 different specialties
  Professional survey performed by Sago (Schlesinger Group), Baltimore.

- 80% want to know more about Clear Protocol®

- 77% of doctors would be interested in using Clear Protocol® in their practice

# Founders

### Marie L. Kestone, RN., Co-founder

Having lost close friends, 19 and 34 years old, from routine hospital stays, and not to mention her years of experience as RN at Southern California hospitals, Marie was inspired to co-found a Health IT enterprise.



### Ernest M. Kestone, CEO, Co-founder

When a friend's mother developed infections upon consecutive hospital visits, an idea was born to assist in verifying every clinical procedure using digital technology. A life career in a highly regulated business environment provided Ernest with the technical know how.



**ClearProtocol**®

# Team Advisors 1 of 2 - We share a passion for Assistive Technology



**Rindala Saliba, PhD**
**Strategic Product Management/Technical Marketing**



**Giancarlo Fazzi, BBA**
**General Operations, Clear Protocol, Inc.**



**Dimitrios Zikos, PhD**
**Assistant Professor, Health Administration Program, College of Health Professions, Central Michigan University**

# Team Advisors 2 of 2 - We share a passion for Assistive Technology



**Steven Werber, PhD,**
**Lecturer, UCLA Anderson**
**School of Management**



**Matthew Turk, PhD**
**President, Toyota Technological**
**Institute at Chicago.**



**Otto Steinbusch, JD**
**Intellectual Property Attorney,**
**Esplin & Associates, PC,**
**Carlsbad, CA**



**Seanna Thompson, MD,**
**MBA, MS, FACOG, Dipl. of ABOM,**
**Medical Director, MSO at**
**Mount Sinai Hospital, South Nassau,**
**NY**



**Jonathan Jassey, DO**
**Pediatrician at**
**Bellmore Merrick Medical**
**Long Island, New York**



**Richard Bruckner, MD**
**Regional Medical Director,**
**PM Pediatrics, Long Island, NY;**
**Pediatric Emergency Attending,**
**Stony Brook University.**



**Edward P. Hoffer,**
**MD, FACP, FACC, FACMI**
**Associate Professor of Medicine, Harvard;**
**Senior Scientist at**
**Massachusetts General Hospital**

**ClearProtocol**®



CONTACT



**Ernest M Kestone**
CEO, Co-Founder
ernest@clearprotocol.com
(626) 888-2378 voice/text



www.clearprotocol.com

Follow us on LinkedIn at:
linkedin.com/in/clearprotocol/



# REFERENCES

**AMA 2018.** American Medical Association "Do you spend more time on administrative tasks than your peers?" https://www.ama-assn.org/practice-management/sustainability/do-you-spend-more-time-administrative-tasks-your-peers "For every hour physicians provide direct clinical face time to patients, nearly 2 additional hours is spent on EHR and desk work within the clinic day. Outside office hours, physicians spend another 1 to 2 hours of personal time each night doing additional computer and other clerical work." Accessed March 31st, 2023

**BLS.GOV 2023, 1 of 2**. Bureau of Labor Statistics, U.S. Department of Labor, Occupational Outlook Handbook, Registered Nurses, "Quick Facts: Registered Nurses… Number of Jobs, 2021, 3,130,600" at https://www.bls.gov/ooh/healthcare/registered-nurses.htm Accessed February 2, 2023.

**BLS.GOV 2023, 2 of 2**. Bureau of Labor Statistics, U.S. Department of Labor, Occupational Outlook Handbook, Nurse Anesthetists, Nurse Midwives, and Nurse Practitioners, "Quick Facts: Nurse Anesthetists, Nurse Midwives, and Nurse Practitioners… Number of Jobs, 2021, 300,000" at https://www.bls.gov/ooh/healthcare/nurse-anesthetists-nurse-midwives-and-nurse-practitioners.htm Accessed February 2, 2023.

**SINSKY ET AL., 2016** Sinsky, C., Colligan, L., Li, L., Prgomet, M., Reynolds, S., Goeders, L., Westbrook, J., Tutty, M., and Blike, G. (2016). Allocation of physician time in ambulatory practice: A time and motion study in 4 specialties. Annals of Internal Medicine, 165(11), 753. https://doi.org/10.7326/m16-0961 Accessed April 3rd, 2023

**YOUNG 2020**. (Federation of State Medical Boards, Ed.) Journal of Medical Regulation, 57-64. FSMB Census of Licensed Physicians in the United States, 2020 "There are 1,018,776 licensed physicians in the United States…" http://meridian.allenpress.com/jmr/article-pdf/107/2/57/2916382/i2572-1852-107-2-57.pdf Accessed February 1st, 2023.

**WHO 2017.** World Health Organization. *WHO Launches Global Effort to Halve Medication-Related Errors in 5 Years* "Medication errors …injure approximately 1.3 million… annually in U.S." (hospitals and other settings). https://www.who.int/news-room/detail/29-03-2017-who-launches-global-effort-to-halve-medication-related-errors-in-5-years Published March 29th, 2017. Accessed April 3rd, 2023.

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**ClearProtocol**®